Mail Stop 03-05

October 17, 2004

Via Fax and U.S. Mail

Kevin M. Connor, Esq.
AMC Entertainment Inc.
920 Main Street
Kansas City, Missouri 64105

RE: 	AMC Entertainment Inc.
	Schedule 13E-3 filed on September 17, 2004
	File No. 5-34911

	Schedule 14A filed on September 17, 2004
	File No. 1-08747

Dear Mr. Connor:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General
1. We note your disclosure that it is anticipated that several members of AMCE management will enter into new employment agreements with Holdings and may purchase or be granted equity interests in Holdings. Supplementally explain why these executives and directors should not be added as filing persons on this Schedule 13E-3 or revise to include them as filing persons. We remind you that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3, including the fairness determination and recommendation requirements. Refer to Section II.D.3 of our Current Issues and Rulemaking Projects Outline, available at http://www.sec.gov/divisions/corpfin.shtml.
2. Please identify the individuals, discussed on page 28, who are current stockholders of AMCE and are affiliated with Apollo, and who may be able to convert a portion of their AMCE shares into Holdings shares, rather than being cashed out in the merger. It is unclear whether this disclosure relates to the same individuals (executives and directors of AMC) noted above. It appears that these individuals may be affiliates engaged in the Rule 13e-3 transactions. Please provide us your analysis in this regard. In addition, to the extent that these individuals are engaged in the transaction and required to comply with the disclosure, timing and other requirements of Rule 13e-3, advise us how the timing requirements will be met where they may make this election up to ten business days prior to the special meeting.
3. We note from page 29 that Apollo and JPMP plan to "syndicate a portion of their equity investment in Holdings to one or more third party co-investors before or after the completion of the merger."
Clarify the proportional share to be sold to third parties.   Also, if
the parties have already made arrangements for this investment, please identify the third parties and disclose the relative interest they will hold in AMC after the transaction.

Preliminary Proxy Statement

General
4. Consider the requirement to update your financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X.
5. You are reminded that at least one copy of the definitive proxy should include a manually signed report of the independent accountants.

Exhibits
6. Please file all reports, opinions and appraisals materially related to this transaction as exhibits to the Schedule 13E-3, as required by
Item 1016(c) of Regulation M-A. This includes preliminary and final reports. Any oral reports should be summarized in the document and any written documentation furnished along with any oral presentation, for example, analyses, outlines or evaluations should be filed as exhibits and summarized. For example, we note your disclosure regarding the various alternatives that the Board and Independent Committee considered, including a recapitalization or a sale of AMCE. We note also that the Board and Independent Committee received advice regarding whether to conduct a public auction. Furthermore, your discussion of the June 3 and May 25, 2004 and other meetings suggest that Goldman provided a detailed discussion of various strategic alternatives and/or other presentations, including comparisons to other transactions.

Schedule 14A

Stockholder Approvals Required..., page 4
7. We note your discussion in this and the following sections regarding the voting agreement and consent and the percentage of votes represented by each. Please revise to also disclose the remaining number and percentage of shares that must be voted in favor of the merger agreement to approve the proposal. Please also disclose your expectations with regard to Company management shares.

What is the recommendation of the Independent Committee?, page 17
What is the recommendation of our Board of Directors?, page 18
8. Revise to disclose the Independent Committee`s and Board`s positions on both the substantive and procedural fairness of the merger with regard to the unaffiliated shareholders.
9. On page 18 you state that the board found the transaction to be fair to "AMC and its stockholders." Statements indicating a belief that the transaction is fair to stockholders generally are inadequate because the disclosure does not distinguish between affiliated and unaffiliated stockholders. Please revise the board statements as to fairness to address specifically whether their fairness determination pertains to unaffiliated security holders alone. See Q&A No. 19 in SEC Release No. 17719 (Apr. 13, 1998). Ensure that you have consistently made this distinction throughout the proxy statement. We note from page 17 that the special committee found that the transactions are fair to "holders of AMCE common stock (other than Holding, Marquee, the Apollo Funds, Holders of the AMCE class B Stock, any persons or entities who will, upon consummation of the merger, be direct or indirect holders of interest in Holdings, Marquee or AMCE, as the surviving corporation in the merger, and affiliates of any of the foregoing)." If this statement is the equivalent to stating that the transactions are fair to the unaffiliated security holders, please specify or otherwise clarify the special committee`s fairness determination.

May I change my vote after I have mailed my signed proxy card?, page
19
10. Please revise the second bullet point to clarify that shareholders may revoke a prior proxy by submitting a later-dated proxy card. Please revise the third bullet point to clarify any actions shareholders must take to revoke a prior proxy by attending the meeting and voting. The second sentence does not provide enough information.

Cautionary Statement Concerning Forward-Looking Information, page 25
11. In the second paragraph, you should include also a reference to the inapplicability in this circumstance of the safe harbor in Section 27A of the 33 Act.
12. We note your statement in this Section and elsewhere, such as on page 126, that you undertake no obligation to update publicly any forward-looking statements in the proxy statement or in documents incorporated by reference into the proxy statement. As you know, Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going private transaction to reflect any material changes to the information previously reported. Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed.

The Special Meeting, page 26
General, page 26
13. We note the disclosure regarding additional matters to be voted upon at the meeting or the possible adjournment of the meeting. It is unclear whether the company intends to use discretionary authority to vote all proxies voted in favor of the merger in favor of adjourning the meeting to solicit additional proxies. Please note that the ability to adjourn a meeting to solicit additional proxies is not a matter incidental to the conduct of the meeting. See Rule 14a-4. To the extent that you wish to vote the proxies in this way, you must provide another voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of adjournment for the solicitation of additional votes.

Expenses of Proxy Solicitation, page 28
14. We note you intend to supplement your solicitation of proxies by mail with telephone or personal solicitation by directors, officers or other employees of the Company. Confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone under the cover of Schedule 14A.

Special Factors, page 28
Effects on Interests in AMCE`s Net Book Value and Net Earnings, page
29
15. To the extent calculable now or at a later date, provide also in this table the interests of members of AMCE management who will have equity interests in Holdings. Advise us when this information will be finalized. Note our comments above regarding the filing persons on the Schedule 13E-3. It appears that any additional members of management who will obtain equity interests in the surviving entity may be affiliates engaged in the transaction and therefore required to file a Schedule 13E-3, as discussed above.

16. Revise to disclose all effects of the transaction on the affiliates, unaffiliated security holders, and the company, including the federal tax effects on each, as required by Item 1013(c) of Regulation M-A. For example, include a discussion of the tax effects of the transaction on Apollo and the Apollo affiliates. If the beneficial tax consequences of the transaction were a factor for any of the filing persons in determining to go forward with this form of transaction at this time, then revise the document to so disclose as required by Item 1013(c) of Regulation M-A.

Background of the Merger, page 31
17. Disclose the information required by Item 1015(b) of Regulation M-A with respect to how Goldman Sachs and Lazard were chosen as financial advisors to the Board and Independent Committee. We note the disclosure with respect to Goldman Sachs on page 69; however, that disclosure does not provide enough information regarding how Goldman was chosen.
18. Revise to provide additional information regarding the alternatives considered and why AMCE determined not to proceed with each alternative, including a possible transaction with Loew`s and Cinemark, the transactions contemplated to recapitalize or simplify AMCE`s capital structure (including further information regarding the forms of those contemplated transactions and how they would "simplify" AMCE`s structure), possible transactions with other private equity firms, and maintaining the status quo. Did any of these contemplated transactions involve consideration to be paid to AMCE`s shareholders? If so, tell us, with a view toward disclosure, the pricing terms discussed.
19. Did any of the third party private equity firms who conducted due diligence and decided not to participate give an indication as to why they were not interested in pursuing such a transaction? Briefly summarize.
20. Clarify then factors the board considered in determining not to pursue a transaction with Cinemark when the possibility was raised again in June.

Reasons for the Independent Committee`s Recommendation; Factors Considered, page 46
Reasons for the Board`s Recommendation; Factors Considered, page 49
21. The factors considered in determining fairness must be explained in enough detail for investors to understand them. Conclusory statements or listing of generalized areas of consideration, such as "current economic, industry and market conditions" and "the nature of the financing commitments received by Holdings" are not acceptable. Revise this section and each section addressing each filing person` fairness determination to explain how each of the factors listed supports or does not support the fairness of the merger, to the extent you have not done so. Quantify these factors to the extent practicable. For example, disclose the premium over current and historical market prices considered by the Independent Committee. Where the independent committee cites the fact that, "The proposed transaction values AMCE`s cash flow generation more highly than the public markets likely will for the foreseeable future," clarify the reference to the "foreseeable future."
22. Clarify how the unwillingness of two additional private equity firms to participate in the equity of Holdings supports the fairness determinations.
23. It appears that the positive factor that Apollo was willing to sell its holding for $19.50 per share should be qualified to some degree in light of the payment Apollo would receive in any change in control transaction consummated prior to April 2006, and also in light of the sponsor fee to be split between Apollo and JPMP. Clarify what consideration the independent committee and the board gave to these payments in analyzing Apollo`s willingness to sell at this price.
24. We note the board`s consideration of the tax effects of the transaction on cashed-out shareholders. What are the tax effects on Apollo? Revise to clarify the board and special committee`s consideration of the tax effects of the transaction on Apollo and the remaining affiliates, including members of management who may convert their shares into equity interests in Holdings.
25. We note the last procedural fairness factor cited by the independent committee. Clarify what consideration the board and independent committee gave to the fact that the Independent Committee did not negotiate the terms of the transaction. See Item 1014(d) of Regulation M-A.
26. Clarify what consideration the board and the independent committee gave to the fact that certain affiliates of the company may opt to exchange their AMC stock for shares of the surviving entity, rather than being cashed out in the merger.
27. Revise to clarify what consideration the board and the independent committee gave to the sponsor fee, discussed on page 82, to be paid to Apollo and the JPMP entities after the merger.
28. Please delete the disclosure concerning "arm`s-length negotiations." References to arm`s-length negotiations are inappropriate in a going private transaction.

Recommendation of the Independent Committee and Board of Directors; Fairness of the Merger, page 54
29. Each filing person must include a statement as to whether it believes that the Rule 13e-3 transaction is procedurally and substantively fair to unaffiliated security holders only and must provide an analysis of the factors upon which each relied in reaching a conclusion, as required by Item 1014 of Regulation M-A. Revise this section to clarify which factors the independent committee and the board relied upon in reaching their respective determinations. Currently you refer to the "above" factors, as well as the respective financial advisor`s analysis. To the extent that the board or independent committee did not consider a procedural or substantive fairness factor described in Item 1014 or Instruction 2 to that Item, you must revise the disclosure to clarify why that factor was not material. In the absence of a procedural fairness factor, such as approval of the transaction by a majority of unaffiliated security holders, you must specifically state whether the filing person found the transaction to be fair to the unaffiliated security holders despite the absence of the factor, and why. See Item 8 to Schedule 13E-3 and Q & A No. 5 of Exchange Act Release No. 17719 (April 13,
1981).
30. We note that three of the eight board members abstained from voting due to their affiliation with Apollo, and that one of the five remaining board members is anticipated to have an equity interest in the surviving company. Did the board vote unanimously in favor of the transaction? If not tell us, with a view toward clarified disclosure, the number of directors who voted in favor of the transaction.

Opinion of Lazard, page 55
Opinion of Goldman Sachs, page 61
31. We note the description of the shareholders with respect to whom Lazard and Goldman provided their opinions. As discussed above, with respect to the various fairness opinions, clarify whether these descriptions are equivalent to stating that the financial advisors provided opinions regarding the fairness, from a financial point of view, of the transactions to the unaffiliated security holders solely, or if others are included in this description. If the financial advisor`s opinions relate to certain affiliated security holders in addition to the unaffiliated security holders, revise the fairness determinations of the board and the independent committee to clarify what consideration each gave to this fact.
32. We note that Lazard considered a July 22, 2004 draft of the merger agreement. Revise to clarify what, if any changes were made to the merger agreement subsequent to that draft.

33. Disclose the criteria Lazard and Goldman used to determine the comparable companies. Tell us whether any additional companies fit within this criteria but were not analyzed, and if so, why not. In light of the disclosure in the background section, clarify why Loew`s was not chosen as a comparable company.
34. We note your disclosure regarding the various valuation procedures that Lazard and Goldman used in providing their opinions. Revise to include a summary of all analyses performed by the financial advisors and to provide additional detail on the steps of the valuation analysis. For example, it does not appear that you have summarized the premium analysis performed by Lazard. See page 22 of the July 19, 2004 presentation. In addition, with regard to the Lazard opinion, in the transaction and trading comps analysis, explain the intermediary step of how Lazard calculated the implied per share value of common stock from trading and transaction multiples. In the DCF and LBO analysis, it would be helpful to show the cash flows that were used and explain why particular exit multiples were chosen to calculate terminal values, as well as why particular discount rates and target rates of return were used. Please also revise the Goldman opinion in response to this comment; be sure to include the price ranges that resulted from the various valuation techniques and include tables as necessary.
35. Provide a summary of the oral update Lazard provided the special committee with respect to the July 19, 2004 stock price.
36. We note that "the forecasted financial information used by Lazard for AMCE in the course of this analysis was based on estimates published by Institutional Brokers Estimate System (IBES)"(emphasis added). First, please tell us why Lazard did not use the forecasted financial information provided by management. Second, tell us whether and the forecasted financial information used by Lazard or Goldman was sensitized. If so, please revise to clarify how Lazard`s and Goldman`s sensitized forecasts differed from the original forecasts provided by management or IBES. Also clarify why each financial advisor believed the forecasts needed to be sensitized.

Position of Apollo and the Apollo Investors as to the Fairness of the Merger, page 70
Position of the JPMP Investors as to the Fairness of the Merger, page
70
Position of Holdings and Marquee as to the Fairness of the Merger, page 72
37. It is unclear why these fairness opinions are included after the financial advisors` analyses and prior to the projections. It appears you should reorganize the document to provide the multiple fairness opinions together, prior to the summary of the financial advisors analyses.
38. You address the groups of related parties collectively as "Apollo and the Apollo Investors" and "the JPMP Investors." It is unclear from this disclosure and the definitions of the various entities on page 1 whether each filing person has provided a fairness opinion. Please revise to clarify.
39. We note that the persons providing fairness opinions in these sections have relied on the analysis of others. Each filing person must include a statement as to whether it believes that the Rule 13E-3 transaction is procedurally and substantively fair to unaffiliated security holders and an analysis of the material factors upon which each relied in reaching such a conclusion. See Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13,
1981). Please revise to include each filing person`s consideration of each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. If a filing persons relied on the analysis of another, such as the board, independent committee, or the financial advisor, it must expressly adopt the analyses of the party that performed the Item 1014 analysis in order to fulfill its disclosure obligation. See Q&A No. 20 in Exchange Act Release 17719.
40. The JPMP entities discuss certain factors from Instruction 2 to
Item 1014(b) of Regulation M-A; however, this discussion does not provide adequate information regarding why particular analyses were not considered by these entities. For example, with respect to liquidation value, the statement that liquidation value was not considered "because AMCE will continue to operate its businesses following completion of the merger" is not sufficient. See Q&A No. 20 in Exchange Act Release No. 17719.

Our Projections, page 73
41. We note from pages 4 and 42 of Lazard`s July 19, 2004 presentation that management provided the financial advisors with at least two sets of projections. It appears that the projections disclosed here are the revised projections, updated by management on July 15, 2004. As the May 11, 2004 projections were also looked at and used, you should revise the document to summarize those projections as well. In addition, please confirm that all material non-public information that formed the basis for the fairness analysis has been disclosed in this filing, or revise to provide it in your revised proxy statement.
42. Please confirm that you have disclosed the material assumptions upon which management projections were based.
43. We note your statement that "None of the JPMP Investors, Apollo, the Apollo Investors, Lazard or Goldman Sachs assumes any responsibility for the reasonableness, completeness, accuracy or reliability for the prospective financial information." While we do not object to the use of qualifying language with respect to the projections, we believe that disclaimers of responsibility that in any way state or imply that investors are not entitled to rely upon statements made in the proxy statement are unacceptable. Please revise.

Interests of Certain Persons in the Merger, page 77
44. Include a discussion of the interests of the Durwood Voting Trust and Charles J. Egan, Jr.

Material U.S. Federal Income Tax Consequences, page 94
45. You are required to disclose all material federal tax consequences of the transactions. Revise this section to provide this information in further detail. To the extent that the law is unsettled or AMCE`s position differs from precedent, explain in detail why AMCE cannot be certain of the tax consequences. Detail the possible tax consequences of AMCE`s position regarding the dual characteristics of the distribution to be received by shareholders. Discuss the tax consequences of alternative positions that the IRS may take. Where you discuss the position AMCE intends to take, specifically state which portion of the distribution AMCE believes should be treated as a sale of stock for cash and what portion should be treated as a distribution. To the extent that different classes of shareholders are treated differently in this regard, break down this information for each class. Finally, revise this section to discuss in further detail the Section 302 tests.

Stockholder and Derivative Litigation, page 96
46. Provide us copies of the complaints, answers, and other material pleadings in the shareholder litigation discussed in this section. Our Representations and Warranties, page 100
47. In an appropriate place in the proxy statement, please revise to address the effect of the class action lawsuit on the representation and warranty as to the absence of any suit or proceeding against you that would have a material adverse effect on you or your ability to complete the merger.

Selected Historical Financial and Operating Data, page 117
48. Revise footnote (7) to fully describe the events that lead to the error and thus the restatement.

Where Stockholders can find more Information, page 126
49. Advise us of the authority upon which you rely to "forward incorporate by reference" Exchange Act reports into the Schedule 13E-3, or revise the disclosure to indicate that you will specifically amend the Schedule 13E-3 to include the information if filed to the extent required to fulfill your disclosure obligation.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*  *  *

Please amend the Schedule 13E-3 and Schedule 14A in response to these comments. Marked copies of the amendments greatly facilitate our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please file the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review.

You may contact Katherine Mathis at (202) 942-1994 or David Humphrey, Branch Chief, at (202) 942-1995 if you have questions regarding comments on the financial statements and related matters. Please contact Mat Bazley at (202) 824-5220 with any other questions or you may reach me at (202) 942-1881.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers & Acquisitions


cc: 	Via facsimile: (212) 735-
Eileen T. Nugent, Esq.
	Howard L. Ellin, Esq.
	Gregg J. Winiarski, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	4 Times Square
	New York, New York, 10036

Kevin M. Connor, Esq.
AMC Entertainment Inc.
October 17, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

       DIVISION OF
CORPORATION FINANCE